FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

October 30, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On October 30, 2003, NovaGold Resources Inc. provided a summary of its most recently completed financial quarter. The complete Third Quarter Financial Report, including the Report to Shareholders and the Management’s Discussion and Analysis, may be found on the Company's website at www.novagold.net as well as on SEDAR at www.sedar.com.

Item Five - Full Description of Material Change

On October 30, 2003, NovaGold Resources Inc. provided a summary of its most recently completed financial quarter. The complete Third Quarter Financial Report, including the Report to Shareholders and the Management’s Discussion and Analysis, may be found on the Company's website at www.novagold.net as well as on SEDAR at www.sedar.com.

NovaGold has a strong financial position with cash and cash equivalents of $53.8 million at October 29th, 2003. The Company had a net loss of $0.6 million (or $0.01 per share) for the three months ended August 31, 2003, compared with a net loss of $0.8 million (or $0.02 per share) for the third quarter 2002. Expenses were $1.0 million for the third quarter 2003 compared with $1.4 million in the third quarter 2002. Wages and benefits, and general and administrative costs increased by $0.3 million in the quarter due to the increased activity of the company, increased staffing and the set up of a permanent head office in Vancouver.

Professional fees, corporate development and communication reduced by $0.6 million reflecting savings due to managing many of these activities in house.

NovaGold will hold a conference call and webcast today Thursday, October 30th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). NovaGold will discuss its financial results for the period and give an update on the company's activities including its subsidiary SpectrumGold. To participate in the conference call, please dial 416-695-5259 or toll free 1-800-769-8320. Live audio of the conference call will be simultaneously broadcast via NovaGold's website.

The call will also be available for replay until November 30th, 2003 by calling 416-695-5275 or 1-866-518-1010 and will be archived on the NovaGold website at www.novagold.net.

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is now advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek Project through its 56% owned subsidiary SpectrumGold.

NovaGold has 52.5 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. Shares of NovaGold trade under the symbol NRI on the Toronto Stock Exchange. NovaGold’s subsidiary, SpectrumGold, was recently listed on the Toronto Stock Exchange on October 27, 2003 and trades under the symbol SGX. More information is available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary.

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 5th day of November, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI

NovaGold Reports 3rd Quarter Financials and Conference Call

October 30th, 2003, Vancouver – NovaGold Resources Inc.

Company Continues to Strengthen Balance Sheet, Quarterly Financials Reported

NovaGold Resources Inc. (TSX: NRI) provides the following brief summary of its most recently completed financial quarter. The complete Third Quarter Financial Report, including the Report to Shareholders and the Management’s Discussion and Analysis, may be found on the Company's website at www.novagold.net as well as on SEDAR at www.sedar.com.

NovaGold has a strong financial position with cash and cash equivalents of $53.8 million at October 29th, 2003. The Company had a net loss of $0.6 million (or $0.01 per share) for the three months ended August 31, 2003, compared with a net loss of $0.8 million (or $0.02 per share) for the third quarter 2002. Expenses were $1.0 million for the third quarter 2003 compared with $1.4 million in the third quarter 2002. Wages and benefits, and general and administrative costs increased by $0.3 million in the quarter due to the increased activity of the company, increased staffing and the set up of a permanent head office in Vancouver Professional fees, corporate development and communication reduced by $0.6 million reflecting savings due to managing many of these activities in house.

Conference Call Today Thursday, October 30th

NovaGold will hold a conference call and webcast today Thursday, October 30th, 2003 at 4:30 PM Eastern Time (1:30 PM Pacific). NovaGold will discuss its financial results for the period and give an update on the company's activities including its subsidiary SpectrumGold. To participate in the conference call, please dial 416-695-5259 or toll free 1-800-769-8320. Live audio of the conference call will be simultaneously broadcast via NovaGold's website.

The call will also be available for replay until November 30th, 2003 by calling 416-695-5275 or 1-866-518-1010 and will be archived on the NovaGold website at www.novagold.net.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is now advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped gold deposits in North America, the 25 million ounce Donlin Creek Project in partnership with Placer Dome and the 5 million ounce Galore Creek Project through its 56% owned subsidiary SpectrumGold.

NovaGold has 52.5 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. Shares of NovaGold trade under the symbol NRI on the Toronto Stock Exchange. NovaGold’s subsidiary, SpectrumGold, was recently listed on the Toronto Stock Exchange on October 27, 2003 and trades under the symbol SGX. More information is available online at: www.novagold.net.

For more information contact:
Greg Johnson, VP Corporate Development	Don MacDonald, CA, Senior VP & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227